Exhibit 99.1

Ukraine Emergency Services Department Receives Second Delivery of Draganfly’s Situational Awareness Drones

Draganfly fulfills second delivery of Draganfly’s situational awareness drones to DSNS Emergency Services in Ukraine and will host a demonstration and training on the Draganfly landmine detection and mapping system for DSNS emergency response units, landmine clearing teams, and Rotary officials.

Los Angeles, CA. April 25, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer is pleased to announce the second delivery of Draganfly situational awareness drones to DSNS Emergency Services Ukraine, Cherkasy office, through Firefighter Aid Ukraine.

This delivery follows Draganfly’s initial delivery to the DSNS Kyiv office as part of an initiative to provide Draganfly’s technology across DSNS regional offices to assist with emergency response and landmine mapping operations throughout Ukraine.

DSNS Emergency Services Ukraine of Ukraine is a central body of executive power with activities directed and coordinated by the Cabinet through the Minister of internal affairs. It implements state policies in the domains of civil protection, protection of population and territories from emergencies, prevention of emergencies, rectification of emergency consequences, rescue work, fire extinguishing, fire and technogenic safety, accident rescue service activities, and hydrometeorological activities.

Firefighter Aid Ukraine has been providing PPE, specialized rescue equipment, and humanitarian aid to Ukraine for nearly a decade, and their support has scaled up significantly with the ongoing conflict. Recognizing the impact of Draganfly’s technology in Ukraine, the two organizations have been collaborating closely to save lives through drones using their landmine detection and mapping technologies.

In late May, Draganfly will host a demonstration and provide training on its situational awareness drones, the Commander 3 XL, and an array of specialized sensors that work in concert for landmine detection and mapping for emergency response departments, landmine clearing teams, and Rotary officials from across Ukraine. The event will showcase how the Draganfly landmine detection and mapping system is addressing the landmine issue in Ukraine, and personnel will be trained on the Draganfly system to promote strategies to increase safety and efficiency in clearing operations.

“Draganfly has been a key partner in our efforts to support Ukraine during this challenging time,” said Kevin Royle, Founder of Fire Fighter Aid Ukraine. “Their drone technology can enable Ukraine first responders to safely navigate and plan their response in hazardous and hard-to-reach areas, ultimately enhancing their ability to effectively manage the challenging situation.”

“We are deeply honored to provide our technology to support critical operations in Ukraine, including humanitarian and landmine operations,” said Cameron Chell, President and CEO of Draganfly. “We recognize the urgency and gravity of these challenges, and we are proud to provide our technology to aid in mitigating the impact of these issues. These drones are important for enhancing situational awareness, ensuring the safety of Ukraine personnel with a tactical advantage in the field to effectively manage the ongoing conflict.”

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/aktie/draganfly-inc.

Media Contact

Arian Hopkins

email: media@draganfly.com

Company Contact

Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as ”may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to the ability of drones to save lives and effectively address the landmine issues in Ukraine. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.